UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549






SCHEDULE 13D




MAS Acquisition XXIII Corp.
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(Name of Issuer)


Common Stock
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(Title of Class of Securities)



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(CUSIP Number)

Hopkins Capital Group II, LLC
865 Longboat Club Drive
Longboat Key, Florida 34228
(941) 387-8479
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)



October 9, 2000
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(Date of Event Which Requires Filing of This Statement)

	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. / /

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

	The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange

Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.                         Page   2   of    5   Pages


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1	Name of Reporting Persons
	I.R.S. Identification Nos. of Above Person

	Hopkins Capital Group II, LLC

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2	Check the Appropriate Box If A Member Of A Group*
(a)  [ ]	(b)  [ ]

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3	SEC Use Only

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4	Source of Funds*
PF

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5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Item
	2(d) or 2(e)                                                / /

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6	Citizenship or Place of Organization

	USA
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Number of			7		sole voting power
Shares						13,700,000
Beneficially		8		shared voting power
Owned by						0
Each				9		sole dispositive power
Reporting						13,700,000
Person with	10				shared dispositive power
							0

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11	Aggregate Amount Beneficially Owned by Each Reporting Person
13,700,000

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12 Check Box if the Aggregate Amount In Row (11) Excludes Certain Shares* / /

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13	Percent of Class Represented by Amount In Row (11)
89.25%(1)

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14	Type of Reporting Person*
LLC
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*SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Calculated based upon the 15,350,000 outstanding shares of Common Stock of the Issuer on October 9, 2000.
ITEM 1. Security and Issuer.

	This statement relates to the Common Stock, par value $.001 per share ("Common Stock") issued by MAS Acquisition XXIII Corp., an Indiana corporation (the "Company"), whose principal executive offices are located at 17 Governor Street, Evansville, Indiana 47711

ITEM 2. Identity and Background.

	This statement is filed by Hopkins Capital Group II, LLC whose business address is 865 Longboat Club Drive, Longboat Key, Florida 34228.

	The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

	The Reporting Person is a US citizen.

ITEM 3. Source and Amount of Funds or Other Considerations.

	The shares were issued to the Reporting Person as a result of a Contribution Agreement. The purchase price was nominal.

ITEM 4, Purpose of Transaction.

	The purpose of the transaction is to acquire stock for investment. The Reporting Person may make purchases of Common Stock from time to time and may acquire or dispose of any or all of the shares of Common Stock held by him/her at any time. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (c) and (e) or in Paragraphs (g) through (j), of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

	As of the date hereof, the Reporting Person beneficially owns 13,700,000 shares of the Company's Common Stock, comprising approximately 89.3% of the shares outstanding. The percentage used herein is calculated based upon the 15,350,000 shares of Common Stock of the Company stated by the Company as issued and outstanding as of October 9, 2000. The Reporting Person has sole voting power and sole dispositive powers of 13,700,000 shares. The
Reporting Person has not effected any other transaction in the shares of the Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

	None.

ITEM 7. Materials to be Filed as Exhibits.

	None.
SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 2000	Hopkins Capital Group II, LLC


	/s/Dr. Frank O'Donnell
By:	------------------------------------
Frank E. O'Donnell Jr., MD
Managing Partner